Via EDGAR

December 16, 2011

Mr. Marc Thomas
Review Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 4561

Re:    Columbia Banking System, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 8, 2011
File No. 000-20288
Dear Mr. Thomas:
This letter sets forth the responses of Columbia Banking System, Inc. (the “Company”) to the comments of the staff of the U.S. Securities and Exchange Commission (“SEC”), Division of Corporation Finance (“Division”) contained in your letter dated November 18, 2011 regarding the Form 10-Q filed by the Company for the period ended September 30, 2011. For convenience and ease of review, we have reprinted below the text of each comment in your correspondence, followed by the Company's response.
Comment No.1:
Form 10-Q for the Period Ended September 30, 2011
Item 1. Financial Statements (unaudited)
Notes to Unaudited Consolidated Condensed Financial Statements
Note 8. Covered Assets and FDIC Loss Sharing Asset, page 21
1.    Please provide us with and revise future filings to include a rollforward of the allowance for loan losses as it relates to covered loans for the periods presented.

Response No. 1:
See Proposed Revised Disclosure No. 1 below.

Mr. Marc Thomas, Review Accountant
United States Securities and Exchange Commission

Proposed Revised Disclosure No. 1:
The following is a summary of the activity in the allowance for loan losses on covered loans:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands)	2011	2010	2011	2010
Beginning balance	$7,948	$—	$6,055	$—
Loans charged off	(312)	—	(355)	—
Recoveries	258	—	315	—
Net chargeoffs	(54)	—	(40)	—
Provision charged to expense	433	453	2,312	453
Ending balance	$8,327	$453	$8,327	$453

Comment No. 2
2.    We note the information provided in response to prior comments fifteen through seventeen in the letter dated August 31, 2011. Based on the level of information supplementally provided and given the ongoing and significant level of FDIC Assisted Transactions in which the Company has entered into, please provide us with and revise future filings to include a rollforward of your loans accounted for under ASC 310-30 which reconciles your contractual receivable to your carrying amount for each of the periods presented. Your revised disclosures should also include disaggregated information pertaining to your nonaccretable yield.

Response No. 2:
The requested data for the current and prior-year period is not readily available. See Proposed Revised Disclosure No. 2 below for template of rollforward of loans accounted for under ASC 310-30 to be included in future filings.
Proposed Revised Disclosure No. 2:

The following table is a rollforward of loans accounted for under ASC 310-30 for the period indicated:

	Contractual	Nonaccretable	Accretable	Carrying
(in thousands)	Cash Flows	Difference	Yield	Amount
Balance at beginning of period	$—	$—	$—	$—
Principal reductions	—	—	—	—
Accretion of loan discount	—	—	—	—
Transfers between nonaccretable difference and accretable yield	—	—	—	—
Reduction due to removals	—	—	—	—
Balance at end of period	$—	$—	$—	$—

Mr. Marc Thomas, Review Accountant
United States Securities and Exchange Commission

Comment No. 3
3.    Please provide us with and revise future filings to include more detailed information as it relates to the FDIC Loss Sharing Asset rollforward, individually identifying and quantifying the amount the change in expected cash flows has on the asset. You should also specifically discuss in detail the “other” adjustments which impact the carrying value of this asset.

Response No. 3:
Expected loan cash flows on loans accounted for under ASC 310-30 measured during the quarter ended September 30, 2011, increased for certain loan pools from the previous quarter's measurement. This increase in expected cash flows resulted in a decrease of $3.2 million of cash the Company expects to collect from the FDIC in the future. The effect of this cash flow reduction to the FDIC indemnification asset will be amortized from the asset over its remaining life, approximately 8 years, utilizing the effective interest method.
For the three and nine months ended September 30, 2011, $1.6 million and $7.6 million, respectively, of the “other” adjustments was additional amortization recorded by the Company for cash flows received on certain other loan pools with a zero carrying value. This additional amortization is measured as 80% of the cash flows received for those certain pools and is recorded to maintain symmetry between covered loan cash flows and the FDIC indemnification asset. For the three and nine months ended September 30, 2010, the amount of additional amortization included in the “other” adjustment was $6.6 million. In future filings, the Company will include such amounts in the “Amortization, net” adjustment.

For the three and nine months ended September 30, 2011, $1.5 million and $3.5 million, respectively, of the “other” adjustments was removal of indemnification asset from sales of covered other real estate owned. For the three and nine months ended September 30, 2010, $397 thousand and $950 thousand, respectively, of the “other” adjustments was removal of indemnification asset from sales of covered other real estate owned. In future filings, to the extent material, the Company will disclose the sales of covered real estate owned as a separate line item in the FDIC loss-sharing asset rollforward.

Proposed Revised Disclosure No. 3:

FDIC Loss-sharing Asset

The Company has elected to account for amounts receivable under loss-sharing agreements with the FDIC as an indemnification asset in accordance with the Business Combinations topic of the FASB ASC. The FDIC indemnification asset is initially recorded at fair value, based on the discounted expected future cash flows under the loss-sharing agreements. The difference between the present value and the undiscounted cash flows the Company expects to collect from the FDIC is accreted into noninterest income over the life of the FDIC indemnification asset.

Subsequent to initial recognition, the FDIC indemnification asset is reviewed quarterly and adjusted for any changes in expected cash flows. These adjustments are measured on the same basis as the related covered assets. Any decrease in expected cash flows due to an increase in expected credit

Mr. Marc Thomas, Review Accountant
United States Securities and Exchange Commission

losses will increase the FDIC indemnification asset and any increase in expected future cash flows due to a decrease in expected credit losses will decrease the FDIC indemnification asset.

At September 30, 2011, the FDIC loss-sharing asset was $193.9 million which was comprised of a $186.5 million FDIC indemnification asset and a $7.4 million FDIC receivable. The FDIC receivable represents amounts due from the FDIC for claims related to covered losses the Company has incurred less amounts due back to the FDIC relating to shared recoveries.

The following table summarizes the activity related to the FDIC loss-sharing asset for the three and nine months ended September 30, 2011 and 2010:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2011	2010	2011	2010
Balance at beginning of period	$209,694	$226,745	$205,991	$—
Adjustments not reflected in income
Established through acquisitions	—	—	68,734	210,405
Cash received from the FDIC	(6,108)	(11,198)	(51,000)	(11,198)
FDIC reimbursable losses, net	1,138	416	2,192	13,357
Adjustments reflected in income
Amortization, net	(10,928)	(4,211)	(32,556)	(259)
Impairment	921	—	2,424	—
Sale of other real estate	(1,471)	(397)	(3,487)	(950)
Other	623	72	1,571	72
Balance at end of period	$193,869	$211,427	$193,869	$211,427

For the quarter ended September 30, 2011, increases in expected covered loan cash flows from the previous measurement resulted in a decrease of $3.2 million of cash the Company expects to collect from the FDIC in the future. The effect of this reduction to the FDIC indemnification asset will be amortized from the asset over its remaining life, approximately eight years, utilizing the effective interest method.

Mr. Marc Thomas, Review Accountant
United States Securities and Exchange Commission

In connection with this response, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the above is fully responsive to your comments. However, if you have any further questions or concerns, please do not hesitate to call me directly at (253) 305-1966.

Sincerely,

/s/ Gary R. Schminkey
Gary R. Schminkey
Executive Vice President and
Chief Financial Officer

cc:    Mr. Dave Irving, Securities and Exchange Commission
    Stephen M. Klein, Graham & Dunn
David Haslip, Deloitte & Touche LLP